Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 20, 2022
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2021

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2021, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2021 and the previous supplements dated December 20, 2021, March 21, 2022, June 1, 2022, June 17, 2022, and September 9, 2022 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	September 2022 distribution
•	Establishment of purchase price as of September 20, 2022
•	Net asset value (“NAV”) as of June 30, 2022
•	Discussion regarding decline in net asset value
•	Laumeier property cash-sweep commencement

Declaration of Dividend

On September 16, 2022, the board of directors of the Company declared a regular quarterly cash dividend of $0.17 per share of common stock of the Company (“Common Stock”) for the period from July 1, 2022 to September 30, 2022. The dividend will be payable on October 10, 2022 to stockholders of record as of the close of business on September 26, 2022. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 6.80% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price (7.0% annualized dividend on the new NAV).

Establishment of Purchase Price

Effective September 20, 2022, the purchase price per share of Common Stock will be $9.67 per share based on the NAV per share of the Company as of June 30, 2022 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after December 31, 2022, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2022

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2022, NAV per share of Common Stock was $9.67. This NAV is effective until updated by the Company on December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2022:

June 30, 2022 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	73,369,353
Total real estate, net, at fair value	80,600,000

Cash	3,022,198
Restricted cash	1,107,112
Rents and other receivables, net	23,274
Other assets, net	127,956
Due from affiliate	7,986
Total assets	$84,888,526

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$40,414,634
Accounts payable, accrued and other liabilities	1,709,730
Unearned tenant rents	99,991
Security and investor deposits	432,867
Due to affiliate	255,877
Total liabilities	42,913,099

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,747,332 shares issued and outstanding at June 30, 2022	17,473
Additional paid-in capital	17,288,838
Cumulative distributions and net gain	(414,655)
Noncontrolling interests	25,083,771
Total stockholders' equity	41,975,427
Total liabilities and stockholders' equity	$84,888,526
Net asset value per share on 1,747,332 shares issued and outstanding at June 30, 2022(2)	$9.67

(1)	Unaudited consolidated balance sheet data as of June 30, 2022.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2022. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2022, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2021	$10.13
September 30, 2021	$10.19
December 31, 2021	$10.15
March 31, 2022	$10.11
June 30, 2022	$9.67

Discussion Regarding Decline in NAV

Pursuant to our disclosure in June 2022, Panera Bread (“Panera”) notified us that it would not be renewing its lease upon its expiration in June 2024. Panera is the sole tenant of one of three buildings in our Laumeier Property in St. Louis, MO and accounts for approximately 26% of the total rentable square footage of our portfolio and, as of June 30, 2022, approximately 30% of our annualized rent. Although Panera is continuing to pay its contractual rent obligations through its lease termination, the uncertainty of how the next two years will unfold results in a non-stabilized asset. This, together with the potential effect of rising interest rates and the increased competition to attract credit-worthy tenants due to higher vacancies in the St. Louis metro area, has led us to reduce the NAV, effective today. Our calculation of the revised NAV is based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct.

As described in more detail in our Offering Circular, there are multiple valuation methodologies available to us to determine the NAV. Historically, our Manager has utilized one or a combination of such methodologies to determine each quarter’s NAV. For this most recent analysis, we engaged a third-party appraiser to determine the value of the Allied Property as of June 30, 2022, which resulted in a valuation increase of approximately $1.8 million to $37.3 million. This increase partially offset the decrease of the Laumeier Property valuation, which we prepared internally for the now value-add property by applying a cap rate of 8.5% to next year’s projected NOI. Such cap rate was determined by using the low end of the cap-rate range for value-add office deals in suburban St. Louis from CBRE’s U.S. Cap Rate Survey 1H2022 Report, which was issued in August 2022. This methodology resulted in a value for the Laumeier Property of approximately $43.3 million as of June 30, 2022, a valuation decrease of $3.2 million from the prior quarter. Based on, among other factors, (i) our Manager’s knowledge of the St. Louis area, (ii) the fact that we have 20 months of runway to re-tenant Panera’s space, (iii) the recent leasing inquiries we have received for the Laumeier Property, including multiple tours and a signed letter of intent for 12,778 square feet with a new tenant in one of the Laumeier buildings, (iv) the increase in interest rates, and (v) changes in the leasing landscape due to increased vacancies in the St. Louis metro area, the Board of Directors agreed with the Manager’s determination that the NAV as of June 30, 2022 should be reduced to $9.67 per share. However, there is no assurance that the NAV will not continue to decrease in future periods (i) as the date of the Panera lease expiration draws closer without successful re-tenanting options or (ii) if there are additional changes at the properties within our portfolio.

In terms of the methodology our Manager used to reflect the impact of the Panera non-renewal decision and other factors affecting the Laumeier Property, because (i) there is no near-term loan maturity for the Laumeier Property (the mortgage is not due until June 1, 2027 and has a relatively favorable interest rate of 4.4%), and (ii) our current strategy is to re-tenant the Panera building rather than sell as-is, our Manager gave less emphasis to certain methodologies than others than might have been the case in the past to determine the NAV, as such methodologies contemplate having both a willing buyer and willing seller agree upon a price in order to transfer ownership of an asset. Further, as stated in our Offering Circular, the determination of our NAV is not based on, nor intended to comply with, fair value standards under generally accepted accounting principles (“US GAAP”) and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. However, if we were to have used the US GAAP methodology, we estimate the reduction in NAV would have been approximately 28% to 35%, thereby resulting in an NAV range of approximately $6.60-$7.30 per share. In addition, in the future, from time to time, we may determine that other methodologies or combination thereof may be more appropriate to reflect the then-current NAV based on general market conditions and our ability to re-tenant the building as the Panera lease expiration draws closer.

Laumeier Property Cash-Sweep Commencement

In light of Panera’s non-renewal decision, commencing in January 2023, BB&T, the lender for the Laumeier Property, has the right pursuant to the loan agreement to require all net cash flows to be swept to an interest-bearing account controlled by BB&T. The swept funds will be used to pay for tenant improvements, leasing commissions, and debt service shortfalls at the Laumeier Property. Such cash sweep will continue until the space vacated by Panera has been sufficiently leased to satisfy the loan covenants, which include the Laumeier Property maintaining, for three consecutive months, both (i) a minimum debt service coverage ratio (as determined by BB&T) of 1.50:1.00 and (ii) occupancy of not less than 80%. At such time that the loan covenants are satisfied, any reserve funds will be disbursed to us after payment of any leasing expenses required to be paid by us.

While this net cash flow sweep provision within the BB&T loan agreement is beneficial (as it reserves cash to help re-tenant the Laumeier Property), it significantly reduces the amount of cash we have available to pay dividends. This means that the only available cash flow from operations to cover dividends, if any, would be generated from our Allied Property and current net-working capital. Notwithstanding the foregoing, we are evaluating the cash needs of the overall portfolio such that, at this time, we are not in position to provide guidance on future dividends. We plan to provide such update at our virtual Annual Shareholder’s Meeting in early December 2022.

See Annex A for a copy of the Shareholder Letter that communicates our portfolio updates.

Annex A

Dear Investors,

I am writing to update you on the status of our St. Louis Property, which includes three buildings. As you may recall, on June 14th we sent a “Streitwise Portfolio Update” email informing investors that Panera, the major tenant and sole occupant of one of the buildings, had notified us that they would be vacating their space in 2024.

We have been contacted by multiple St. Louis-based companies expressing an interest in acquiring the building for their own use. However, due in part to rising interest rates and the increasingly uncertain economic outlook, those prospects have ceased discussions with us to purchase the Panera building.

While having discussions with potential owner/users who had expressed interest, our COO and I also toured the St. Louis Property on several occasions with multiple architects in order to identify the best way to reposition the asset if necessary.  Although we have yet to receive renderings or reliable cost estimates, it will clearly be a capital-intensive endeavor.  This, coupled with the fact that a user sale is no longer viable, led us to conclude that a reduction in the 1st stREIT Office NAV was appropriate because the property is no longer considered to be stabilized. As a result, we are reducing our NAV to $9.67/share effective today.

In addition, our Board of Directors declared a 3rd quarter dividend of $0.17/share, which represents an approximately 6.8% annualized dividend based on the original $10.00 per share purchase price (7.0% annualized dividend on the new NAV).

In light of Panera’s non-renewal decision, commencing in January 2023, the lender for the St. Louis Property has the right pursuant to the loan agreement to require all net cash flows to be swept to an interest-bearing account controlled by the lender to be used to re-tenant the buildings. While this does not impact our NAV, it will reduce the amount of dividend distributions that we will be able to pay until we meet certain leasing hurdles.  We have not yet established a new dividend target, but we will be providing an update at our virtual Annual Shareholder Meeting in early December.

Fortunately, we have relatively low leverage and continue to benefit from favorable fixed interest rates on our property loans, which have remaining terms of 5 and 7 years, respectively, for the Laumeier and Allied properties. We expect Panera to continue paying rent through its 2024 lease expiration, and will use that cash toward value-add investments such as tenant improvements, leasing commissions, and strategic capital improvements.

I’m invested right along with you, and myself and the Streitwise team are 100% committed to bringing the St. Louis Property back to its full potential. While there is no assurance as to our ability to re-tenant the Panera space or the rents that we can achieve, nor that our NAV will not need to see further reductions, we look forward to keeping you updated on our leasing progress to come.

Jeffrey Karsh CEO,
Streitwise

An offering statement regarding this offering has been filed with the SEC. This offering is structured as a non-traded real estate investment trust, or “REIT,” under Regulation A+ of the JOBs Act. Streitwise may make sales of the securities described by this offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment here: streitwise.com/oc

Performance: Past performance is not a guarantee of future results. All historical returns, target returns, or hypothetical projections may not reflect actual future performance.

Risk: This investment involves a certain level of risk and may result in partial or total loss. We cannot guarantee that we will reach our target return for our investors.

Tax: Prospective investors should confer with their tax advisors regarding the tax consequences based on their particular circumstances. Neither Streitwise nor any Solicitor assumes responsibility for the tax consequences for any investor.

Liquidity: Investments in private placements are highly illiquid and those investors who cannot hold an investment for the long term should not invest. See Stockholder Redemption Plan in the OC.

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